Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________
(020) 7519-7000
Fax:  (020) 7519-7070
www.skadden.com

April 23, 2010

Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 U.S.A. Attention: H. Roger Schwall, Assistant Director

RE:	DRDGold Limited Form 20-F for the fiscal year ended
June 30, 2009 (File No. 0-28800)

Dear Mr. Schwall:

On behalf of DRDGold Limited (“DRDGold” or the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Craig Clinton Barnes, dated March 19, 2010, with respect to the above referenced filing of the Company.

Set forth below are the Company’s responses to each of the Staff’s comments, which have been provided following the text of each comment from the Staff’s letter.

Securities and Exchange Commission
April 23, 2010

Form 20-F for the Fiscal Year Ended June 30, 2009

Item 5A. Operating Results
Ore Reserves, page 80
Comment 1:
We note that you separately disclose ore reserves from the Ergo Joint Venture here, which is consistent with your disclosure on pages 27 and 28 of your filing. We also note that you discuss the results of your Ergo Joint Venture and ErgoGold operations on pages 21 and 50 on a combined basis. We further note that you consider ErgoGold and Ergo Joint Venture to be separate operating segments and disclose their results separately on page F-51. Please clarify whether you consider these operations to be combined or independent operations and how your disclosure and reporting reflects the manner in which you manage this (these) operation(s). Please revise the disclosure in your filing to consistently discuss the business, operating results and reserve information from the Ergo project on a combined or separate basis. In addition, please explain where you report these reserves related to ErgoGold, as applicable.

Response:
The Company treats ErgoGold and the Ergo Joint Venture as separate operating segments and discusses their respective financial results on page F-51 in accordance with IFRS 8 (Operating Segments), as: (i) the Company’s Executive Committee, its chief operating decision maker (“CODM”), views these two operations as distinct for the purposes of making “decisions about operating matters” and “deciding how to allocate resources”; and (ii) “separate financial information is available” with respect to the two operations (see IFRS 8, paragraphs 5 and 11).

Nonetheless, the Company believes it is appropriate to discuss ErgoGold’s and the Ergo Joint Venture’s operations on a “combined” basis when presenting the operations of the Company in Item 4A. (“History and Development of the Company”) on page 21 and Item 4D. (“Property, Plant and Equipment”) on page 50.  The two operations share the same infrastructure, human resources and mineable material, with ErgoGold focusing on the extraction of gold from the retreatment of the Elsburg and Benoni deposition sites, while the Ergo Joint Venture is an exploration project focused on the extraction of uranium and further gold from a range of deposition sites (including the Elsburg and Benoni sites).

Provided the CODM does not change how it views these operations as a result of a change in circumstances, the Company will continue to treat the ErgoGold and Ergo Joint Ventures as separate operations in future filings, but will amend its presentation of ErgoGold and the Ergo Joint Venture in Item 4A: “History and Development of the Company” to include the following:

“The Company treats ErgoGold and the Ergo Joint Venture as separate operating segments and includes their respective financial results separately within this Annual Report in accordance with IFRS 8 (Operating Segments). Nonetheless, the

Securities and Exchange Commission
April 23, 2010

Company believes it is appropriate to present the two operations together in this discussion as the two operations share the same infrastructure, human resources and mineable material, with ErgoGold being focused on the extraction of gold from the re-treatment of the Elsburg and Benoni deposition sites, and the Ergo Joint Venture being an exploration project focused on the extraction of uranium and further gold from a range of deposition sites (including the Elsburg and Benoni sites).”

The Company reports its reserves for ErgoGold and the Ergo Joint Venture separately on pages 27 and 28 because mining rights with respect to each are currently held by different legal entities. The Company’s reserves for ErgoGold are legally held by ERPM, and, as a result, ErgoGold’s reserves are disclosed within this entity in the Company’s presentation of reserves on pages 27 and 28. The Ergo Joint Venture is the legal holder of its mining rights and, as a result, these are disclosed separately. ERPM has applied for new order mining rights under the Mineral and Petroleum Resources Development Act of 2002, as discussed on page 31. The Company anticipates that, following the granting of new order mining rights with respect to ErgoGold, ERPM will transfer its rights to ErgoGold and the Company will present the reserves of both ErgoGold and the Ergo Joint Venture under the respective headings of “ErgoGold” and the “Ergo Joint Venture.”

In future filings, the Company will add the following footnote to its presentation of reserves currently on pages 27 and 28 to explain its anticipated future treatment of ErgoGold reserves:

“Reserves for ErgoGold are included within ERPM as ERPM has historically been the legal holder of ErgoGold’s mining rights. ERPM has applied for new order mining rights under the Mineral and Petroleum Resources Development Act of 2002, as discussed elsewhere in this Annual Report. The Company anticipates that, following the granting of new order mining rights with respect to ErgoGold, ERPM will transfer its rights to ErgoGold and the Company will present the reserves of both ErgoGold and the Ergo Joint Venture under the respective headings of “ErgoGold” and the “Ergo Joint Venture.”

Consolidated Statements of Comprehensive Income, page F-2
Comment 2:
We note that you have presented the amounts of your discontinued operations for each financial statement caption presented within your consolidated statements of comprehensive income and presented consolidated totals of your continuing and discontinued operations. Please tell us how you determined that your presentation complies with paragraph 82(e) of IAS 1, which requires you to present a single amount comprising the total of the post-tax profit and loss of discontinued operations.

Securities and Exchange Commission
April 23, 2010

Response:
The single amount comprising the total of the post-tax profit and loss of discontinued operations is R1,070,664 thousand for the year ended June 30, 2008. In accordance with the requirements set forth in paragraph 82(e) of IAS 1, this figure has been disclosed on page F-2 as part of the Consolidated Statement of Comprehensive Income, under “Profit/(loss) for the year” under “Discontinued Operations.”

Note 7. Income Tax, page F-22
Comment 3:	Please explain how you have fully complied with the disclosure requirement in IAS 12. Specifically, please address how you have satisfied the following disclosure requirements:
	●	The requirement to disclose the amount of income tax relating to each component of other comprehensive income pursuant to paragraph 81(ab) of IAS 12.
●
The requirement to provide an explanation of the relationship between tax expense and accounting profit pursuant to paragraph 81(c) of IAS 12. It is not clear to us how your tax reconciliation on page F-23 reconciles to your applicable tax rate.

	●	The average temporary differences associated with investments in subsidiaries, associates and joint ventures pursuant to paragraph 81(f) of IAS 12.
	●	The amount of deferred tax income or expense recognized in profit and loss pursuant to paragraph 81(h) of IAS 12.

Response:	The Company has complied with the above-specified requirements of IAS 12 (Income Taxes) as follows:

●
Paragraph 81(ab) does not prescribe the location of the disclosure of the tax relating to each component of other comprehensive income and IAS 1 (Presentation of Financial Statements), paragraph 31, states that: “An entity need not provide a specific disclosure required by an IFRS if the information is not material.” The only item for which the Company considers the relating tax to be significant to investors is with respect to the revaluation reserve in connection with the acquisition of the remaining 50% interest in ErgoGold previously held by Mintails SA, for which management believes sufficient disclosure of the tax relating to that item is included in Note 12 on page F-31. The disclosure in this note sets forth a deferred tax liability of R185.7 million and the assumptions relied on in the calculation of the revaluation amount. The other components of other comprehensive income have no effect on taxes requiring recognition under IFRS because of the nature of the line-item or otherwise there being no change to the basis of realization. If it believes it necessary, the Company will add additional disclosure in future filings to

Securities and Exchange Commission
April 23, 2010

state the amount of income tax relating to each component of other comprehensive income, if material.

●
In accordance with paragraph 81(c)(i), the Company discloses its tax expense and its accounting profit and provides an explanation as to how the tax rate is determined on pages F-22 and F-23. The Company chose to report its tax expense and accounting profit as numerical figures rather than percentages because for South African tax purposes, taxes on mining activities are determined on the basis of a formula that results in each of the Company’s subsidiaries having a slightly different tax rate (subject to whether the subsidiary elects to pay STC and to the profitability of the entity). The “Taxation (charge)/benefit on net (profit)/loss at applicable statutory rates” on page F-23, which comprises part of the “Tax reconciliation,” is therefore calculated based on the aggregate of the applicable statutory tax rates on the different entities’ profit/loss before tax.

●
The Company has investments for which it does not recognize deferred tax liabilities, as permitted by paragraph 39, and therefore is subject to the requirements of paragraph 81(f) to disclose the aggregate amount of temporary differences associated with such investments. However, the Company’s management is of the opinion that the way in which the carrying value of the Company’s relevant investments will be realized is via the receipt of dividends. Under current South African tax legislation, these dividends are exempt from taxation and, therefore, will not result in a tax liability to the Company. Thus, there are no unrecognized temporary differences in respect of these balances and, as a result, no deferred tax liability should be recorded or disclosed in the Company’s financial statements.

●
In accordance with paragraph 81(h), the Company has disclosed the tax expense relating to discontinued operations on the face of the Company’s Consolidated Statements of Comprehensive Income on page F-2. There was no taxation on the profits realized on the disposal of the discontinued operations for which separate disclosure of the profits are made in Note 8 on page F-24.

Comment 4:
Please explain why you did not have any deferred tax liabilities recorded at June 30, 2008 for property, plant and equipment, provisions, or for any other temporary differences. We note your disclosure on page F-40.

Securities and Exchange Commission
April 23, 2010

Response:
 Because gold mining is a specialized industry for South African tax purposes, the Company’s capital expenditures may be deducted only from taxable mining income. Given the nature of gold mining operations, which requires substantial upfront capital investments, the carrying value on the Company’s financial statements for property, plant and equipment may at times be lower than the related tax base and result in a deferred tax asset, as was the case in fiscal 2008. In fiscal 2007 and fiscal 2009, the Company recognized taxable temporary differences between the carrying value of property, plant and equipment and the related tax base resulting in deferred tax liabilities in connection with the acquisition of ErgoGold in fiscal 2009 as well as the disposal of Emperor in 2007, which was not yet finalized at year end.

Note 12. Investments in Subsidiaries, page F-31
Comment 5:
Your disclosure on page F-35 states that you recorded R133 million to other comprehensive income upon the acquisition of ErgoGold, which represents the increase in the fair value of ErgoGold’s net assets after the acquisition of the initial interest. Please clarify whether this amount represents the amount determined based on the remeasurement of your previously held equity interest pursuant to paragraph 42 of IFRS 3, and if so why you recorded the amount to other comprehensive income instead of recording it in profit and loss. We also noted in Note 16 of your Form 20-F for the year ended June 30, 2008 that you made a similar adjustment for your acquisition of Emperor. Please provide the same information requested for ErgoGold and tell us how you concluded it was appropriate the revaluation reserve associated with Emperor should be transferred directly to accumulated loss.

Response:
In accounting for its acquisitions of ErgoGold and Emperor, the Company complied with IFRS 3 (Business Combinations) (2004, revised) as it was in effect for the period between January 1, 2008 and July 1, 2009. As disclosed on pages F-8 and F-9, the Company declined to adopt the revised IFRS 3 for periods ending prior to July 1, 2009, after which time it became mandatory. Therefore, in accordance with paragraph 59 of the then-effective IFRS 3, the revaluation reserves which resulted from the step acquisitions of ErgoGold and Emperor were recorded directly to reserves (i.e. other comprehensive income).

The revaluation reserves associated with Emperor that were transferred to accumulated loss were treated by reference to paragraph 41 of IAS 16 (Property, plant and equipment), as there was no specific guidance in the then-effective IFRS 3 in this regard.

Securities and Exchange Commission
April 23, 2010

Comment 6:
Explain whether you had previously recorded any changes in the value of ErgoGold in other comprehensive income and if so, explain how you accounted for that amount when consolidating ErgoGold. We refer you to paragraph 42 of IFRS 3.

Response:
ErgoGold only came into operation during fiscal year 2009 as disclosed in Note 12 on page F-31. No changes in the value of ErgoGold were recorded to other comprehensive income during any previous fiscal year.

Comment 7:
We note that you recorded R180 million in other comprehensive income in fiscal year 2009 for the “revaluation of fixed assets through acquisition of subsidiary”. Please further explain what this amount represents and how it is calculated.

Response:
The R180.2 million recorded in other comprehensive income relates to the revaluation reserve of the Company’s initial 50% interest in ErgoGold and was recognized in accordance with paragraph 59 of the then-effective IFRS 3. The Multi-Period Excess Earnings Method (“MEEM”) was used to revalue the Company’s mining assets in ErgoGold. Pursuant to this method, the mining assets in 100% of ErgoGold were revalued by R546.0 million; after deducting R185.7 million in deferred tax liability, a net revaluation reserve of R360.3 million was recognized. Fifty percent of R360.3, which is the half of the net revaluation reserve relating to the Company’s initial investment in ErgoGold, is R180.2 million (i.e. the amount recorded to other comprehensive income). The assumptions used in the MEEM calculation were disclosed in Note 12 on page F-31.

Note 18. Equity of the Owners of the Parent, page F-35
Comment 8:	Please clarify the foreign operations that the R157 million recorded as foreign exchange translation reserve within revaluation and other reserves relates to as of June 30, 2009.

Response:
The foreign operations referred to relates to DRD (Offshore) Limited, Dome Resources NL, DRD Australasia (Pty) Limited, DRD Australia APS and DRD International Aps (Pty) Limited, which were part of the Company’s Australasian operations group structure. The Company will add disclosure in future filings to make this clear.

Note 22. Loans and Borrowings, page F-40
Comment 9:
We note your disclosure in Note 5 regarding the net gain on financial liabilities measured at amortized cost in the amount of R62 million. We also note the specific gain was a result of the extension of the repayment periods of Blyvoor

Securities and Exchange Commission
April 23, 2010

and ERPM, in the amounts of R36.1 million and R27.2 million respectively, offset by a net loss at Crown of R1.3 million. Please tell us and provide specific disclosure why an extension of repayment resulted in these gains and how they were calculated.

Response:
In accordance with paragraph 9 of IAS 39 (Financial Instruments: Recognition and Measurement), the amortized cost basis was applied using the effective interest-rate method. As these financial instruments do not have fixed terms, the repayment schedules for the loans are based on an estimated repayment schedule, calculated using the available profits of the relevant operations with reference to their respective life-of-mine plans (“LOM plans”). Due to the relevant operations generating profits later than assumed in the fiscal year 2008 LOM plans, the repayment periods for Blyvoor and ERPM increased (i.e. there was a change of estimate). Under the time value of money principle used in the amortized cost method, the longer the repayment of a liability is postponed, the smaller the present value of the liability. Thus, the longer repayment periods for the Blyvoor and ERPM loans associated with the later generation of profits from those operations resulted in the outstanding loans having smaller present values and, as a result, the Company recognizing gains of R36.1 million and R27.2 million, respectively. The Company will add disclosure in future filings to make this clear.

Engineering Comments:

Ore Reserves, page 30
Comment 11:
We note your drill/sample spacing is identical for proven and probable reserves for your Crown and Ergo Joint Venture operations. Please explain why these numbers are identical and identify the additional criteria used to distinguish between proven and probable reserves at your Crown and Ergo Joint Venture operations.

Response:
Crown and the Ergo Joint Venture consist entirely of surface resources, which are more readily accessible for drilling than underground resources. The sampling/drilling spacing is determined during valuation, which is part of the process for defining a resource as a “measured resource” or not. The Company only defines a resource as measured once the Company has a high degree of confidence in the accuracy of the factors defining the resource – including, the volume, tons, mineral content and extractability of the mineral. The standard of information used to determine sampling/drilling spacing is generally the same for all measured resources (which includes both proven and probable reserves).  As both the proven and probable reserves for the Crown and Ergo Joint Venture operations are derived from the “measured resource” base, the sampling/drilling spacing for proven and probable reserves is the same.

Securities and Exchange Commission
April 23, 2010

In distinguishing proven from probable reserves, the Company relies on the metallurgical performance of each individual resource, such as extraction efficiency, reagent consumption and the possible presence of inhibiting agents.

Comment 12:
Please forward to our engineer, as supplemental information and not as part of your filing, your competent persons report for your ERPM operation in South Africa which establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act. To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone Mr. John E. Coleman, Mining Engineer at (202) 551-3610.

Response:
The Company will provide the competent persons report for ERPM as an Adobe PDF file on a CD and will request that the Staff return this supplemental material when its review is complete. If your engineer has technical questions about the report, he may call Mr. Ryno Botha, the Company’s mineral resource competent person for ERPM, at +27 11 896 5129.

Gold Production and Operating Costs, page 67
Comment 13:
We note in your filing you state the initial grade at your ErgoGold operation is lower than forecasted due to metallurgical challenges which have been encountered and are currently being addressed by management. Please expand your filing by discussing the nature of these metallurgical challenges and the actions currently being taken to address these challenges.

Response:
During the 2009 fiscal year, the Company determined that the metallurgy of the second-generation L29 dump at ErgoGold was more complex than anticipated. As a result, the Company recognized that a number of engineering modifications to the elution plant would be necessary. At the time the Annual Report was filed, the Company believed that the disclosure of the ErgoGold operations and the status of the Company’s review of these developments were appropriately reflected.

ErgoGold currently processes material from the Benoni tailings (or L29 dump) dam and the Elsburg tailings complex (“ETC”). The Benoni tailings are a second generation tailings dam that arose from carbon in leach tailings. The grades initially recovered from the Benoni tailings were lower than expected, while overall recovery grades improved after the ETC was brought on line. As a result,

Securities and Exchange Commission
April 23, 2010

and because the Benoni tailings are almost depleted, the Company’s focus has shifted toward completing the second reclamation unit at the Elsburg complex.

As a result of the concerns described above, and because the ETC is the major reserve for operations at ErgoGold going forward, a 24-hour per day pilot plant simulating the Ergo plant has been built, which can evaluate individual feeds into the full-scale plant. The most significant finding of the Company’s investigations to date is that the plant performance is measurably lower than the results obtained in the laboratory bottle roll test, which is used to evaluate the leaching characteristics of the tailings dams. The Company believes that it may be the case that the laboratory bottle roll conditions are more aggressive than the plant’s mechanical agitation and that some form of attrition is required on the plant to enhance leaching. Various devices are now being tested in pilot programs to establish whether laboratory results can be achieved on a larger scale.

As the Company noted in the Company’s quarterly report to shareholders for the three months ended December 31, 2009, furnished on Form 6-K on February 16, 2010, the pilot plant constructed to help determine the optimal blend of material from the ETC and the L29 dump performed well during the quarter. Improved yield should result as a consequence of an increase in volumes from Elsburg.

In future filings, the Company will continue to include updates to appropriately reflect developments during the relevant year and the state of affairs at the ETC and the L29 dump at the time such filings are made.

Securities and Exchange Commission
April 23, 2010

* * * * *
In response to the Staff’s request, enclosed is an acknowledgement letter from Mr. Craig Clinton Barnes, Chief Financial Officer of DRDGold.

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7171, or in my absence James McDonald on +44 207 519 7183, or Craig Barnes of DRDGold on +27 11 219 8700.

Sincerely,

/s/ Richard A. Ely

Richard A. Ely

cc:	Securities and Exchange Commission
Bob Carroll
Chris White
John Coleman

DRDGold Limited
Craig Barnes
Kobus Dissel
Francois van der Westhuizen

DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath Randburg
South Africa, 2195

April 23, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attention: H. Roger Schwall, Assistant Director

Re:	DRDGold Limited Form 20-F for the fiscal year ended
June 30, 2009 (File No. 0-28800)

Dear Mr. Schwall:

In response to the request of the Staff of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter relating to the Form 20-F for the fiscal year ended June 30, 2009 (the “Filing”) of DRDGold Limited (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DRDGold Limited

By:	/s/ Craig Clinton Barnes
Mr. Craig Clinton Barnes
Chief Financial Officer